

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2012

Via E-mail
William M. Brown
Chief Financial Officer
U.S. Concrete, Inc.
331 N. Main Street
Euless, Texas 76039

> **Re: U.S. Concrete, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 14, 2012**
> **File No. 1-34530**

Dear Mr. Brown:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24
Liquidity and Capital Resources, page 25

1. The Form S-1 registering the 9.5% Convertible Secured Notes due 2015 discloses that the capital stock of your subsidiaries has been provided as collateral and that any capital stock and other securities of any of your subsidiaries will be excluded from the collateral pool to the extent the inclusion would cause the subsidiary to file separate financial statements pursuant to Article 3-16 of Regulation S-X. There is a concern that the existing disclosures do not enable the holders of your registered Notes to understand how the Article 3-16 exclusion provision impacts their security interests. In future form 10-K filings, please disclose here and/or in a risk factor the following information so that noteholders can better understand the impact of this exclusion:

   • that the exclusion applies to the capital stock of any subsidiary collateralizing the Notes where the greater of the book value or market value (fair value) of the subsidiary capital stock equals 20% or more of the current principal amount of the registered notes;

   • the name(s) of any subsidiary that as of the latest Balance Sheet date (1) has capital stock collateralizing the Notes, and (2) has the greater of the book value or market (fair) value of its capital stock equaling 20% or more of the current principal amount of the registered notes;

- the aggregate percentages of consolidated assets, revenue, and pre-tax income which is comprised of the subsidiaries identified above;
- that based on the applicable data as of the latest balance sheet date, the security interest held by noteholders in the capital stock of the subsidiaries identified above could be significantly limited; and
- that the subsidiaries impacted by the Article 3-16 exclusion may change based on the corresponding changes in the values of the capital stock as well as changes in the outstanding principal amount of the registered Notes.

Results of Operations, page 35

2. In future filings, please quantify the extent to which increases/decreases in volumes sold, increases/decreases in prices, and raw material inflation pass-through attributed to the increase or decrease in revenue, cost of goods sold, and operating loss. Please refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K for guidance. In addition, please quantify the impact of other factors you identified that contributed to fluctuations in the line items comprising loss from continuing operations, as appropriate. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

3. In future filings, please provide a discussion and analysis of operating loss to provide investors with an understanding of the relationship between revenues and operating costs.

Consolidated Statements of Operations, page 45

4. In future filings, please revise the title of your first subtotal to loss from operations. In this regard, your fourth subtotal has the same title.

1. Organization and Summary of Significant Accounting Policies, page 48
Stock-based Compensation, page 51

5. We note that you issued restricted stock during fiscal year 2011 that contains market conditions (i.e., your stock price reaching certain thresholds) in addition to the service conditions. In future filings, please expand your accounting policy to clarify your accounting for the market conditions associated with restricted stock grants. Please refer to ASC 718-10-30-14 for guidance. We also note that you modified the terms of the restricted stock grant during fiscal year 2012. In future filings, please disclose this fact and clarify the impact the modification had to your consolidated financial statements. Please refer to ASC 718-20-35-3 – 35-4 and 718-10-50-2.h. for guidance.

10. Debt, page 59

6. In future filings, please disclose the weighted average interest rate for the Senior Secured Credit Facility and the effective interest rate for the Convertible Secured Notes.

7. We note that your subsidiaries are guarantors of your Convertible Secured Notes due 2015, which you note were registered on Form S-1 that went effective on October 26, 2011. Please tell us your consideration of the guidance in Article 3-10 of Regulation S-X, as we note you have not provided separate financial statements for each of the guarantor subsidiaries and you have also not provided the disclosures required by Article 3-10(f) of Regulation S-X in the event that you meet the requirements of this exception. To the extent that you meet the requirements in Note 1 to Article 3-10(f) of Regulation S-X, please confirm to us that you will provide the required disclosures in future filings.

20. Employee Benefit Plans and Multi-Employer Pension Plans, page 73

8. In future filings, please provide the disclosures required by ASC 715-80-50-2, ASC 715-80-50-5(e)(2), and ASC 715-80-50-5(f)(3) for your multiemployer pension plans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief